UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

Commission File Number: 001-34936

NOAH HOLDINGS LIMITED

No. 32 Qinhuangdao Road, Building C,

Shanghai 200082, People’s Republic of China

(86-21) 3860-2301

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOAH HOLDINGS LIMITED

By:	/s/ Theresa Teng

Name:	Theresa Teng
Title:	Chief Financial Officer

Date: May 14, 2014

EXHIBIT INDEX

Exhibit 99.1 – Press Release

Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2014

SHANGHAI, CHINA — May 12, 2014 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading wealth management service provider focusing on distributing wealth management products to the high net worth population in China, today announced its unaudited financial results for the first quarter of 2014.

FIRST QUARTER 2014 FINANCIAL HIGHLIGHTS

•	Net revenues in the first quarter of 2014 were US$50.3 million, a 54.1% increase from the corresponding period in 2013.

•	Income from operations in the first quarter of 2014 was US$20.7 million, a 74.1% increase from the corresponding period in 2013.

•	Operating margin in the first quarter of 2014 was 41.2%, compared to 36.4% in the corresponding period in 2013.

•	Net income attributable to Noah shareholders in the first quarter of 2014 was US$16.9 million, a 75.6% increase from the corresponding period in 2013. Non-GAAP[1] net income attributable to Noah shareholders in the first quarter of 2014 was US$18.1 million, a 68.4% increase from the corresponding period in 2013.

•	Net income per basic and diluted ADS in the first quarter of 2014 were both US$0.30. Non-GAAP net income per diluted ADS in the first quarter of 2014 was US$0.32.

FIRST QUARTER 2014 OPERATIONAL HIGHLIGHTS

•	Total number of registered clients as of March 31, 2014 increased by 30.4% year-over-year to 55,519; this figure includes 53,100 registered individual clients, 2,300 registered enterprise clients and 119 wholesale clients that have entered into cooperation agreements with the Company.

•	Active clients[2] during the first quarter of 2014 were 3,258, an 83.2% increase from the corresponding period in 2013. The aggregate value of wealth management products distributed by the Company during the first quarter of 2014 was RMB15.0 billion (approximately US$2.5 billion)[3], a 72.6% increase from the corresponding period in 2013. Of this aggregate value, fixed income products accounted for 74.3%, private equity fund products accounted for 17.0%, and other products, including mutual fund products, private securities investment funds and insurance products, accounted for 8.7%. The average transaction value per client[4] in the first quarter of 2014 was RMB4.6 million (approximately US$0.8 million), a 5.7% decrease from the corresponding period in 2013.

•	Coverage network as of March 31, 2014 included 56 branches, down from 57 branches as of December 31, 2013 but remained the same as March 31, 2013. The number of relationship managers was 604 as of March 31, 2014, up from 569 as of December 31, 2013 and 452 as of March 31, 2013.

[1]	Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures as adjusted by excluding the effects of all forms of share-based compensation.
[2]	“Active clients” refers to those registered clients who purchased wealth management products distributed by Noah during any given period.
[3]	The amount in RMB was translated into U.S. dollars using the average rate for the period as set forth in the H.10 statistical release of the Federal Reserve Board.
[4]	“Average transaction value per client” refers to the average value of wealth management products distributed by Noah that are purchased by active clients during a given period.

Ms. Jingbo Wang, Co-founder, Chairwoman of the Board of Directors and Chief Executive Officer, commented, “Benefiting from continuous optimization in business model and development of management team in the past two years, our business maintained strong growth momentum and performed better than expected in the first quarter.” Ms. Wang continued, “In addition, our asset management capability was further enhanced and the Noah brand is more recognized among high net worth clients in China.”

Ms. Theresa Teng, Chief Financial Officer, said, “Both transaction value and net revenues reached record heights in the first quarter as we continually grow customer base and execute strategic initiatives. More importantly, operating margin and net margin increased from the previous year which demonstrated improvement of operational efficiency.”

FIRST QUARTER 2014 FINANCIAL RESULTS

Net Revenues

Net revenues for the first quarter of 2014 were US$50.3 million, a 54.1% increase from the corresponding period in 2013, due to increases in both one-time commission revenues and recurring service fees for the first quarter of 2014.

Net revenues from one-time commissions for the first quarter of 2014 were US$18.3 million, a 19.0% increase from the corresponding period in 2013. The year-over-year increase for the first quarter of 2014 was primarily due to an increase in transaction value, despite a decrease in average commission rate.

Net revenues from recurring service fees for the first quarter of 2014 were US$30.9 million, an 88.5% increase from the corresponding period in 2013. The year-over-year increase for the first quarter of 2014 was mainly due to the cumulative effect of private equity funds previously distributed by the Company and an increase in assets under management by the Company since the second half of 2012.

Operating Margin

Operating margin for the first quarter of 2014 was 41.2%, as compared to 36.4% for the corresponding period in 2013. The year-over-year increase for the first quarter of 2014 was driven by growth of net revenues exceeding the growth of operating cost and expenses.

Operating cost and expenses for the first quarter of 2014, including cost of revenues, selling expenses, G&A expenses and other operating income, were US$29.6 million, a 42.7% increase from the corresponding period in 2013. The year-over-year increases for the first quarter of 2014 was primarily due to the Company’s expansion.

Cost of revenues for the first quarter of 2014 totaled US$11.1 million, an 85.3% increase from the corresponding period in 2013. The year-over-year increases for the first quarter of 2014 was primarily due to increases in compensation expenses paid to relationship managers as a result of the increase in transaction value.

Selling expenses for the first quarter of 2014 were US$10.7 million, a 35.7% increase from the corresponding period in 2013. The year-over-year increase for the first quarter of 2014 was primarily due to increases in personnel expenses and marketing activities. Selling expenses as a percentage of net revenues for the first quarter of 2014 was 21.4%, as compared to 24.3% for the corresponding period in 2013.

G&A expenses for the first quarter of 2014 were US$10.5 million, a 54.1% increase from the corresponding period in 2013. The year-over-year increase for the first quarter of 2014 was primarily due to increases in professional fees, personnel expenses and depreciation expenses for property and equipment. G&A expenses as a percentage of net revenues for the first quarter of 2014 was 20.9%, as compared to 20.9% for the corresponding period in 2013.

Other operating income for the first quarter of 2014 was US$2.8 million, as compared to US$31.0 thousand for the corresponding period in 2013. Other operating income is government subsidies received in the PRC from local governments for general corporate purposes.

Income Tax Expenses

Income tax expenses for the first quarter of 2014 were US$5.6 million, a 41.5% increase from the corresponding period in 2013. The year-over-year increase for the first quarter of 2014 was primarily due to an increase in taxable income.

Net Income

Net income attributable to Noah shareholders for the first quarter of 2014 was US$16.9 million, a 75.6% increase from the corresponding period in 2013. Net margin for the first quarter of 2014 was 34.8%, as compared to 30.0% for the corresponding period in 2013. Net income per basic and diluted ADS for the first quarter of 2014 were both US$0.30, as compared to US$0.18 and US$0.17 for the corresponding period in 2013.

Non-GAAP net income attributable to Noah shareholders for the first quarter of 2014 was US$18.1 million, a 68.4% increase from the corresponding period in 2013. Non-GAAP net margin for the first quarter of 2014 was 36.0%, as compared to 32.9% for the corresponding period in 2013. Non-GAAP net income per diluted ADS for the first quarter of 2014 was US$0.32, as compared to US$0.19 for the corresponding period in 2013.

Balance Sheet and Cash Flow

As of March 31, 2014, the Company had US$160.0 million in cash and cash equivalents, a decrease of US$36.1 million from US$196.1 million as of December 31, 2013. In the first quarter of 2014, the Company used a net of US$4.5 million in its operating activities and used a net of US$35.7 million in investing activities, mostly related to fixed income product investments. In the first quarter of 2014, the Company received US$8.0 million short-term bank borrowings, and US$0.3 million from third-party minority investments in PRC affiliated entities of the Company.

2014 FORECAST

The Company estimates that non-GAAP net income attributable to Noah shareholders for the full year 2014 is expected to be in a range of US$72.0 million and US$76.0 million, representing a year-over-year increase in the range of 27.0% and 34.1%. This estimate reflects management’s current business outlook and is subject to change.

CONFERENCE CALL

Senior management will host a conference call on Monday, May 12, 2014 at 8:00 pm (Eastern) / 5:00 pm (Pacific) / 8:00 am (Hong Kong, Tuesday, May 13, 2014) to discuss its first quarter 2014 unaudited financial results and recent business activity. The conference call may be accessed by calling the following numbers:

Toll Free
United States	+1-877-870-4263
China	4001-201203
Hong Kong	###-##-####
International	+1-412-317-0790

Conference ID #	10045419

A telephone replay will be available shortly after the call until May 19, 2014 at +1-877-344-7529 (US Local Toll) or +1-412-317-0088 (International). Conference ID # 10045419.

A live webcast of the conference call and replay will be available in the investor relations section of the Company’s website at http://ir.noahwm.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES:

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures is set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income, non-GAAP income per diluted ADS and non-GAAP net margin provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options in the periods presented. To make financial results comparable period by period, the Company utilized the non-GAAP financial results to better understand its historical business operations.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited is a leading wealth management service provider focusing on distributing wealth management products to the high net worth population in China. Noah distributes wealth management products, including primarily fixed income products, private equity funds, private securities investment funds and mutual funds. Noah is also equipped with asset management services capability, managing its own fund of funds and real estate fund products. With over 600 relationship managers in 56 branch offices as of March 31, 2014, Noah’s total coverage network encompasses China’s most economically developed regions where the high net worth population is concentrated. Through this extensive coverage network, product sophistication, and client knowledge, the Company caters to the wealth management needs of China’s high net worth population. For more information please visit the Company’s website at http://www.noahwm.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the full year 2014 and quotations from management in this announcement, as well as Noah’s strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industry; its ability to attract and retain quality employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industry in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Noah does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Noah undertakes no duty to update such information, except as required under applicable law.

Contacts:

Noah Holdings Limited

Jing Ou-Yang, Director of IR

Tel: +86 21 3860 2388

ir@noahwm.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Noah Holdings Limited

Condensed Consolidated Balance Sheets

(In U.S. dollars)

(unaudited)

	As of
	December 31, 2013	March 31, 2014
	$	$
Assets
Current assets:
Cash and cash equivalents	196,113,315	160,040,452
Restricted cash	165,188	160,865
Short-term investments	28,187,406	46,564,383
Accounts receivable, net of allowance for doubtful accounts of nil at September 30, 2013 and December 31, 2013	8,472,013	13,682,745
Loans receivable	15,364,240	22,705,151
Deferred tax assets	784,063	767,626
Amounts due from related parties	8,924,824	23,454,477
Other current assets	4,695,947	4,065,973

Total current assets	262,706,996	271,441,672

Long-term investments	13,678,182	18,487,819
Investment in affiliates	14,742,364	16,696,255
Property and equipment, net	9,412,313	9,004,958
Non-current deferred tax assets	1,494,769	1,451,815
Other non-current assets	1,220,033	1,278,920

Total Assets	303,254,657	318,361,439

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	29,495,181	21,820,537
Income tax payable	2,559,614	4,081,788
Amounts due to related parties	1,021	3,175
Deferred revenues	15,530,968	17,355,808
Short-term bank loans	—	8,061,673
Other current liabilities	15,226,226	13,783,725

Total current liabilities	62,813,010	65,106,706

Non-current uncertain tax position liabilities	1,650,399	1,664,713
Other non-current liabilities	3,596,295	2,745,806

Total Liabilities	68,059,704	69,517,225

Equity	235,194,953	248,844,214

Total Liabilities and Equity	303,254,657	318,361,439

Noah Holdings Limited

Condensed Consolidated Income Statements

(In U.S. dollars, except for ADS data, per ADS data and percentages)

(unaudited)

	Three months ended
	March 31, 2013	March 31, 2014	Change
	$	$
Revenues:
Third-party revenues	18,952,544	23,674,602	24.9%
Related party revenues	15,542,850	29,459,420	89.5%

Total revenues	34,495,394	53,134,022	54.0%
Less: business taxes and related surcharges	(1,891,384)	(2,875,503)	52.0%

Net revenues	32,604,010	50,258,519	54.1%

Operating cost and expenses:
Cost of revenues	(6,008,317)	(11,134,222)	85.3%
Selling expenses	(7,918,718)	(10,749,303)	35.7%
General and administrative expenses	(6,827,938)	(10,523,386)	54.1%
Other operating income	30,983	2,832,420	9041.9%

Total operating cost and expenses	(20,723,990)	(29,574,491)	42.7%

Income from operations	11,880,020	20,684,028	74.1%

Other income:
Interest income	653,300	1,377,528	110.9%
Investment income	1,138,767	1,174,874	3.2%
Other income	19,052	(544,239)	(2956.6%)

Total other income	1,811,119	2,008,163	10.9%

Income before taxes and loss from equity in affiliates	13,691,139	22,692,191	65.7%
Income tax expense	(3,937,910)	(5,574,108)	41.5%
Income from equity in affiliates	14,206	374,732	2537.8%

Net income	9,767,435	17,492,815	79.1%
Less: net income attributable to non-controlling interests	157,544	617,382	291.9%

Net income attributable to Noah Shareholders	9,609,891	16,875,433	75.6%

Income per ADS, basic	0.18	0.30	66.7%
Income per ADS, diluted	0.17	0.30	76.5%
Margin analysis:
Operating margin	36.4%	41.2%
Net margin	30.0%	34.8%
Weighted average ADS equivalent: [1]
Basic	54,828,514	55,469,460
Diluted	55,650,945	56,373,757
ADS equivalent outstanding at end of period	54,677,482	55,608,001

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs

Noah Holdings Limited

Condensed Comprehensive Income Statements

(In U.S. dollars)

(unaudited)

	Three months ended
	March 31, 2013	March 31, 2014	Change
	$	$
Net income attributable to Noah Shareholders	9,767,435	17,492,815	79.1%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	389,515	(5,362,331)	(1476.7%)

Comprehensive income	10,156,950	12,130,484	19.4%
Less: Comprehensive income attributable to non-controlling interests	200,233	315,664	57.6%

Comprehensive income attributable to Noah Shareholders	9,956,717	11,814,820	18.7%

Noah Holdings Limited

Supplemental Information

(unaudited)

	As of		Change
	March 31, 2013	March 31, 2014

Number of registered clients	42,590	55,519	30.4%
Number of relationship managers	452	604	33.6%
Number of branch offices	56	56	0.0%

	Three months ended		Change
	March 31, 2013	March 31, 2014
	(in millions of RMB, except number of active clients and percentages)
Number of active clients	1,778	3,258	83.2%
Transaction value:
Fixed income products	6,495	11,123	71.3%
Private equity fund products	1,627	2,548	56.6%
Other products, including mutual fund products, private securities investment funds and insurance products	553	1,300	135.1%

Total transaction value	8,675	14,971	72.6%

Average transaction value per client	4.88	4.60	(5.7%)

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In U.S. dollars, except for ADS data and percentages)

(unaudited)

	Three months ended
	March 31, 2013	March 31, 2014	Change
	$	$
Net income	9,767,435	17,492,815	79.1%
Adjustment for share-based compensation related to:
Share options	54,096	138,524	156.1%
Restricted shares	1,076,665	1,076,917	0.0%
Adjusted net income (non-GAAP)*	10,898,196	18,708,256	71.7%

Net margin	30.0%	34.8%
Adjusted net margin (non-GAAP)*	33.4%	37.2%

Net income attributable to Noah Shareholders	9,609,891	16,875,433	75.6%
Adjustment for share-based compensation related to:
Share options	54,096	138,524	156.1%
Restricted shares	1,076,665	1,076,917	0.0%

Adjusted net income attributable to Noah Shareholders (non-GAAP)*	10,740,652	18,090,874	68.4%

Net income attributable to Noah Shareholders per ADS, diluted	0.17	0.30	76.5%
Adjusted net income attributable to Noah Shareholders per ADS, diluted (non-GAAP)*	0.19	0.32	68.4%

*	The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.